UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Kennedy-Wilson Holdings, Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

489398107
(CUSIP Number)

Duncan Bagshaw
Eldridge Industries, LLC
600 Steamboat Road
Greenwich, CT 06830
203-298-5300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No: 489398107		Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
Todd L. Boehly

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
US citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
43,500 (1)

	8	SHARED VOTING POWER
12,000,000

	9	SOLE DISPOSITIVE POWER
43,500 (1)

	10	SHARED DISPOSITIVE POWER
12,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,043,500 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, IN

(1) This amount includes 43,500 Shares (as defined herein) that were granted to Mr. Boehly in connection with his service on the Board (as defined herein) of Kennedy Wilson.

SCHEDULE 13D
CUSIP No: 489398107		Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
Eldridge Industries, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,000,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, OO

SCHEDULE 13D
CUSIP No: 489398107		Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
Security Benefit Life Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,000,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IC

SCHEDULE 13D
CUSIP No: 489398107		Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS
Quinton Heights, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D
CUSIP No: 489398107		Page 6 of 8 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the shares of common stock, $0.0001 par value (the “Shares”), of Kennedy-Wilson Holdings, Inc. (“Kennedy Wilson”), a Delaware corporation, and amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on November 18, 2019 (the “Initial Schedule 13D”), as amended on May 25, 2021 (collectively, the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Initial Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the previous information reported in the Initial Schedule 13D.

Item 2.	Identity and Background

Item 2(a-c, f) of the Schedule 13D is hereby amended and supplemented as follows:

The name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of Security Benefit Life is set forth in Exhibit H to this Amendment No. 2.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On January 31, 2023, Quinton Heights and Security Benefit Life entered into an assignment agreement (the “Assignment Agreement”) pursuant to which Quinton Heights agreed to sell 80,000 shares of Series A Preferred Stock held directly by it, which are convertible to 3,200,000 Shares at an initial conversion rate of 40 Shares per share of Series A Preferred Stock, to Security Benefit Life for an aggregate purchase price of $58,267,600.00. The funds used for the purchase reported herein by Security Benefit Life were obtained through Security Benefit Life’s investment activities in the ordinary course of business.

The description herein of the Assignment Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Assignment Agreement, a copy of which has been filed as Exhibit F to this Amendment No. 2.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 3 above is hereby incorporated by reference herein.

Mr. Boehly currently serves as a director on the board of directors (the “Board”) of Kennedy Wilson. In connection with Mr. Boehly’s service on the Board, he was granted restricted stock awards for 7,500 Shares on January 20, 2022 and 11,000 Shares on January 19, 2023, which awards are subject to vesting over a three-year period from the date of the applicable grant.

Item 5.	Interest in Securities of the Issuer

Item 5(a), (b), (c), and (e) of the Schedule 13D is hereby amended and supplemented as follows:

(a) Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified pursuant to Item 1 of the Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to the Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference. Shares reported as beneficially owned by Eldridge and Security Benefit Life herein are Shares issuable upon conversion of the Series A Preferred Stock. Shares reported as beneficially owned by Mr. Boehly consist of: (i) 12,000,000 Shares issuable upon conversion of the Series A Preferred Stock, (ii) 15,000 Shares relating to restricted stock awards made on March 12, 2020 by Kennedy Wilson to Mr. Boehly in connection with his service on the Board, (iii) 10,000 Shares relating to restricted stock awards made on January 21, 2021 by Kennedy Wilson to Mr. Boehly in connection with his service on the Board, (iv) 7,500 Shares relating to restricted stock awards made on January 20, 2022 by Kennedy Wilson to Mr. Boehly in connection with his service on the Board, and (v) 11,000 Shares relating to restricted stock awards made on January 19, 2023 by Kennedy Wilson to Mr. Boehly in connection with his service on the Board.

(b) The numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to the Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

SCHEDULE 13D
CUSIP No: 489398107		Page 7 of 8 Pages

(c) Except as set forth in Items 3 and 4 of this Amendment No. 2, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Exhibit H of this Amendment No. 2, has acquired or disposed of any Shares during the last 60 days.

(e) As of January 31, 2023, Quinton Heights ceased to be the beneficial owner of more than five percent of the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 3 above is hereby incorporated by reference herein.

On August 3, 2022, Kennedy Wilson entered into a letter agreement with Quinton Heights and Security Benefit Life (the “Letter Agreement”), pursuant to which Kennedy Wilson agreed not to exercise its optional redemption right with respect to any Shares under Section 7(b) of the Certificate of Designations, which was filed as Exhibit D to the Initial Schedule 13D,  at any time prior to October 15, 2025.

The description herein of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Letter Agreement, a copy of which has been filed as Exhibit G to this Amendment No. 2.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit F:	Assignment Agreement, dated as of January 31, 2023, by and between Quinton Heights, LLC and Security Benefit Life Insurance Company

Exhibit G:
Letter Agreement, dated as of August 3, 2022, by and among Kennedy-Wilson Holdings, Inc., Quinton Heights, LLC and Security Benefit Life Insurance Company (incorporated by reference to Exhibit 10.4 to the quarterly report on Form 10-Q filed by Kennedy-Wilson Holdings, Inc. on August 5, 2022)

Exhibit H:	Certain Information About the Executive Officers and Directors of Security Benefit Life Insurance Company

SCHEDULE 13D
CUSIP No: 489398107		Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Todd L. Boehly

Eldridge Industries, LLC

By:	/s/ Todd L. Boehly
Name: Todd L. Boehly
Title: Authorized Signatory

Security Benefit Life Insurance Company

By:	/s/ Joseph Wittrock
Name: Joseph Wittrock
Title: Chief Investment Officer

Quinton Heights, LLC

	By:	/s/ Todd L. Boehly
Name: Todd L. Boehly
Title: Authorized Signatory

February 2, 2023

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).